```
                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                         FORM 13F

                   FORM 13F Cover Page
```

Report for the Calendar Year or Quarter Ended March 31, 2008

Check here if Amendment:              |_|; Amendment Number: ____

This Amendment (Check only one):   |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name:     TIG Advisors, LLC

Address:  535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number:  28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name:     Robert Rettie
Title:    Chief Accounting Officer
Phone:    (212) 396-8742

Signature, Place and Date of Signing:

```
  /s/ Robert Rettie          New York, New York          May 13, 2008
----------------------     ------------------------     --------------------
    [Signature]                 [City, State]                 [Date]
```

`<PAGE>`

Report Type:  (Check only one):

[X]      13F HOLDINGS REPORT. (Check here if all holdings of this reporting
         manager are reported in this report).

[_]      13F NOTICE. (Check here if no holdings reported are in this report,
         and all holdings are reported by other reporting managers(s).)

[_]      13F COMBINATION REPORT. (Check here if a portion of the holdings for
         this reporting manager are reported in this report and a portion are
         reported by other reporting manager(s).)


List of Other Managers Reporting for this Manager:  NONE

<PAGE>


                          Form 13F SUMMARY PAGE


Report Summary:


Number of Other Included Managers:              1

Form 13F Information Table Entry Total:        93

Form 13F Information Table Value Total:    $366,086
                                           (thousands)


List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

Form 13F File Number        Name
-------------------         ---------------------------------
  28-12869                  Tiedemann/Falconer Partners L.P.

<PAGE>

<TABLE>

FORM 13F INFORMATION TABLE

<CAPTION>

| COLUMN 1 | COLUMN 2 | COLUMN 3 | COLUMN 4 | COLUMN 5 | | | COLUMN 6 | COL7 | COLUMN 8 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | VALUE | SHRS OR | SH/ | PUT/ | INVESTMENT | OTHR | VOTING AUTHORITY | | |
| NAME OF ISSUER | TITLE OF CLASS | CUSIP | (X$1000) | PRN AMT | PRN | CALL | DISCRETION | MGRS | SOLE | SHARED | NONE |
| <S> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> |
| 99 CENTS ONLY STORES | COM | 65440K106 | 13,599 | 1,375,000 | SH | | SOLE | NONE | 1,375,000 | | |
| ALLIANCE DATA SYSTEMS CORP | COM | 018581108 | 777 | 16,350 | SH | | SOLE | NONE | 16,350 | | |
| AMERICAN FINL RLTY TR | COM | 02607P305 | 9,397 | 1,183,484 | SH | | SOLE | NONE | 1,183,484 | | |
| ANSOFT CORP | COM | 036384105 | 1,700 | 55,700 | SH | | SOLE | NONE | 55,700 | | |
| APEX SILVER MINES LTD | NOTE 4.000% 9/1 | 03760XAD3 | 381 | 500,000 | PRN | | SOLE | NONE | 500,000 | | |
| ASE TEST LTD | ORD | Y02516105 | 5,560 | 382,127 | SH | | SOLE | NONE | 382,127 | | |
| AXCELIS TECHNOLOGIES INC | COM | 054540109 | 2,301 | 410,969 | SH | | SOLE | NONE | 410,969 | | |
| BCE INC | COM NEW | 05534B760 | 3,744 | 110,600 | SH | | SOLE | NONE | 110,600 | | |
| BEA SYS INC | COM | 073325102 | 7,076 | 369,508 | SH | | SOLE | NONE | 369,508 | | |
| BEAR STEARNS COS INC | COM | 073902108 | 806 | 76,877 | SH | | SOLE | NONE | 76,877 | | |
| BIG LOTS INC | COM | 089302103 | 23,415 | 1,050,000 | SH | | SOLE | NONE | 1,050,000 | | |
| CAPITAL ONE FINL CORP | COM | 14040H105 | 738 | 15,000 | SH | PUT | SOLE | NONE | 15,000 | | |
| CARNIVAL CORP | PAIRED CTF | 143658300 | 405 | 10,000 | SH | PUT | SOLE | NONE | 10,000 | | |
| CEC ENTMT INC | COM | 125137109 | 4,621 | 160,000 | SH | | SOLE | NONE | 160,000 | | |
| CENTENNIAL COMMUNCTNS CORP N | CL A NEW | 15133V208 | 296 | 50,000 | SH | | SOLE | NONE | 50,000 | | |
| CHARLOTTE RUSSE HLDG INC | COM | 161048103 | 19,074 | 1,100,000 | SH | | SOLE | NONE | 1,100,000 | | |
| CHC HELICOPTER CORP | CL A SUB VTG | 12541C203 | 3,640 | 122,900 | SH | | SOLE | NONE | 122,900 | | |
| CHINA MOBILE LIMITED | SPONSORED ADR | 16941M109 | 750 | 10,000 | SH | | SOLE | NONE | 10,000 | | |
| CLEAR CHANNEL COMMUNICATIONS | COM | 184502102 | 4,298 | 147,091 | SH | | SOLE | NONE | 147,091 | | |
| CLEAR CHANNEL COMMUNICATIONS | COM | 184502102 | 584 | 20,000 | SH | CALL | SOLE | NONE | 20,000 | | |
| CLEAR CHANNEL COMMUNICATIONS | COM | 184502102 | 584 | 20,000 | SH | PUT | SOLE | NONE | 20,000 | | |
| COLDWATER CREEK INC | COM | 193068103 | 7,701 | 1,525,000 | SH | | SOLE | NONE | 1,525,000 | | |
| COMMERCE BANCORP INC NJ | COM | 200519106 | 1,174 | 32,692 | SH | | SOLE | NONE | 32,692 | | |
| COUNTRYWIDE FINANCIAL CORP | COM | 222372104 | 55 | 10,000 | SH | CALL | SOLE | NONE | 10,000 | | |
| CREE INC | COM | 225447101 | 280 | 10,000 | SH | CALL | SOLE | NONE | 10,000 | | |
| CSK AUTO CORP | COM | 125965103 | 4,275 | 459,177 | SH | | SOLE | NONE | 459,177 | | |
| CURRENCYSHS JAPANESE YEN TR | JAPANESE YEN | 23130A102 | 1,002 | 10,000 | SH | | SOLE | NONE | 10,000 | | |
| DIEBOLD INC | COM | 253651103 | 3,787 | 100,858 | SH | | SOLE | NONE | 100,858 | | |
| E TRADE FINANCIAL CORP | COM | 269246104 | 90 | 23,225 | SH | | SOLE | NONE | 23,225 | | |
| ENCORE ACQUISITION CO | COM | 29255W100 | 604 | 15,000 | SH | | SOLE | NONE | 15,000 | | |
| ENCORE ACQUISITION CO | COM | 29255W100 | 282 | 7,000 | SH | PUT | SOLE | NONE | 7,000 | | |
| FEDERAL NATL MTG ASSN | COM | 313586109 | 263 | 10,000 | SH | PUT | SOLE | NONE | 10,000 | | |
| FREEPORT-MCMORAN COPPER & GO | COM | 35671D857 | 289 | 3,000 | SH | | SOLE | NONE | 3,000 | | |
| GARMIN LTD | ORD | G37260109 | 17,419 | 322,523 | SH | | SOLE | NONE | 322,523 | | |
| GENERAL ELECTRIC CO | COM | 369604103 | 44,412 | 1,200,000 | SH | PUT | SOLE | NONE | 1,200,000 | | |
| GENERAL MTRS CORP | COM | 370442105 | 191 | 10,000 | SH | PUT | SOLE | NONE | 10,000 | | |
| GRANT PRIDECO INC | COM | 38821G101 | 6,534 | 132,747 | SH | | SOLE | NONE | 132,747 | | |
| HSBC HLDGS PLC | SPON ADR NEW | 404280406 | 823 | 10,000 | SH | PUT | SOLE | NONE | 10,000 | | |
| HUNTSMAN CORP | COM | 447011107 | 5,473 | 232,389 | SH | | SOLE | NONE | 232,389 | | |
| INFOSYS TECHNOLOGIES LTD | SPONSORED ADR | 456788108 | 358 | 10,000 | SH | | SOLE | NONE | 10,000 | | |
| INVERNESS MED INNOVATIONS IN | COM | 46126P106 | 2,050 | 68,100 | SH | | SOLE | NONE | 68,100 | | |
| BARCLAYS BANK PLC | ETN IPTH LVSTK | 06739H743 | 281 | 7,000 | SH | | SOLE | NONE | 7,000 | | |
| ISHARES TR | RUSSELL 2000 | 464287655 | 2,049 | 30,000 | SH | PUT | SOLE | NONE | 30,000 | | |
| JPMORGAN CHASE & CO | COM | 46625H100 | 730 | 17,000 | SH | | SOLE | NONE | 17,000 | | |
| KINROSS GOLD CORP | COM NO PAR | 496902404 | 669 | 30,000 | SH | | SOLE | NONE | 30,000 | | |
| KODIAK OIL & GAS CORP | COM | 50015Q100 | 209 | 125,000 | SH | | SOLE | NONE | 125,000 | | |
| LAS VEGAS SANDS CORP | COM | 517834107 | 736 | 10,000 | SH | PUT | SOLE | NONE | 10,000 | | |
| LEAP WIRELESS INTL INC | COM NEW | 521863308 | 466 | 10,000 | SH | | SOLE | NONE | 10,000 | | |
| LENNAR CORP | CL A | 526057104 | 564 | 30,000 | SH | PUT | SOLE | NONE | 30,000 | | |
| LIMITED BRANDS INC | COM | 532716107 | 22,230 | 1,300,000 | SH | | SOLE | NONE | 1,300,000 | | |
| LULULEMON ATHLETICA INC | COM | 550021109 | 426 | 15,000 | SH | PUT | SOLE | NONE | 15,000 | | |
| MATRIA HEALTHCARE INC | COM NEW | 576817209 | 3,066 | 137,486 | SH | | SOLE | NONE | 137,486 | | |
| MIDWAY GAMES INC | NOTE 6.000% 9/3 | 598148AB0 | 1,810 | 2,200,000 | PRN | | SOLE | NONE | 2,200,000 | | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| NAVTEQ CORP | COM | 63936L100 | 2,795 | 41,100 | SH | | SOLE | NONE | 41,100 |
| NEXEN INC | COM | 65334H102 | 323 | 10,900 | SH | | SOLE | NONE | 10,900 |
| NEXEN INC | COM | 65334H102 | 296 | 10,000 | SH | CALL | SOLE | NONE | 10,000 |
| NOBLE CORPORATION | SHS | G65422100 | 745 | 15,000 | SH | | SOLE | NONE | 15,000 |
| NOBLE CORPORATION | SHS | G65422100 | 248 | 5,000 | SH | CALL | SOLE | NONE | 5,000 |
| NYMEX HOLDINGS INC | COM | 62948N104 | 7,711 | 85,077 | SH | | SOLE | NONE | 85,077 |
| PENN NATL GAMING INC | COM | 707569109 | 656 | 15,000 | SH | CALL | SOLE | NONE | 15,000 |
| PENNSYLVANIA RL ESTATE INVT | SH BEN INT | 709102107 | 244 | 10,000 | SH | PUT | SOLE | NONE | 10,000 |
| PERFORMANCE FOOD GROUP CO | COM | 713755106 | 2,928 | 89,581 | SH | | SOLE | NONE | 89,581 |
| POWERSHS DB MULTI SECT COMM | DB AGRICULT FD | 73936B408 | 255 | 7,000 | SH | | SOLE | NONE | 7,000 |
| POWERSHS DB MULTI SECT COMM | DB AGRICULT FD | 73936B408 | 729 | 20,000 | SH | CALL | SOLE | NONE | 20,000 |
| PRIDE INTL INC DEL | NOTE 3.250% 5/0 | 74153QAD4 | 681 | 500,000 | PRN | | SOLE | NONE | 500,000 |
| PROSHARES TR | ULTRA XIN CH25 | 74347R321 | 466 | 5,000 | SH | | SOLE | NONE | 5,000 |
| QUICKSILVER RESOURCES INC | COM | 74837R104 | 365 | 10,000 | SH | | SOLE | NONE | 10,000 |
| RETAIL HOLDRS TR | DEP RCPT | 76127U101 | 1,834 | 20,000 | SH | PUT | SOLE | NONE | 20,000 |
| RIO TINTO PLC | SPONSORED ADR | 767204100 | 1,580 | 3,837 | SH | | SOLE | NONE | 3,837 |
| SPDR TR | UNIT SER 1 | 78462F103 | 18,476 | 140,000 | SH | | SOLE | NONE | 140,000 |
| SEMTECH CORP | COM | 816850101 | 8,598 | 600,000 | SH | | SOLE | NONE | 600,000 |
| SIRIUS SATELLITE RADIO INC | COM | 82966U103 | 143 | 50,000 | SH | | SOLE | NONE | 50,000 |
| SPRINT NEXTEL CORP | COM SER 1 | 852061100 | 151 | 22,500 | SH | | SOLE | NONE | 22,500 |
| SPRINT NEXTEL CORP | COM SER 1 | 852061100 | 167 | 25,000 | SH | CALL | SOLE | NONE | 25,000 |
| TAKE-TWO INTERACTIVE SOFTWAR | COM | 874054109 | 10,170 | 398,506 | SH | | SOLE | NONE | 398,506 |
| TASER INTL INC | COM | 87651B104 | 423 | 45,000 | SH | | SOLE | NONE | 45,000 |
| TESORO CORP | COM | 881609101 | 600 | 20,000 | SH | CALL | SOLE | NONE | 20,000 |
| TETRA TECHNOLOGIES INC DEL | COM | 88162F105 | 238 | 15,000 | SH | | SOLE | NONE | 15,000 |
| TORONTO DOMINION BK ONT | COM NEW | 891160509 | 3,019 | 49,204 | SH | | SOLE | NONE | 49,204 |
| TRANE INC | COM | 892893108 | 4,178 | 91,021 | SH | | SOLE | NONE | 91,021 |
| TURBOCHEF TECHNOLOGIES INC | COM NEW | 900006206 | 8,505 | 1,304,400 | SH | | SOLE | NONE | 1,304,400 |
| TYSON FOODS INC | CL A | 902494103 | 798 | 50,000 | SH | PUT | SOLE | NONE | 50,000 |
| UAP HLDG CORP | COM | 903441103 | 3,464 | 90,352 | SH | | SOLE | NONE | 90,352 |
| UNDER ARMOUR INC | CL A | 904311107 | 10,980 | 300,000 | SH | PUT | SOLE | NONE | 300,000 |
| UNITED STATES OIL FUND LP | UNITS | 91232N108 | 4,068 | 50,000 | SH | PUT | SOLE | NONE | 50,000 |
| U S G CORP | COM NEW | 903293405 | 552 | 15,000 | SH | PUT | SOLE | NONE | 15,000 |
| WASHINGTON MUT INC | COM | 939322103 | 103 | 10,000 | SH | PUT | SOLE | NONE | 10,000 |
| WELLS FARGO & CO NEW | COM | 949746101 | 291 | 10,000 | SH | PUT | SOLE | NONE | 10,000 |
| XM SATELLITE RADIO HLDGS INC | CL A | 983759101 | 2,321 | 199,757 | SH | | SOLE | NONE | 199,757 |
| XYRATEX LTD | COM | G98268108 | 6,771 | 377,400 | SH | | SOLE | NONE | 377,400 |
| YAHOO INC | COM | 984332106 | 10,215 | 353,082 | SH | | SOLE | NONE | 353,082 |
| ZALE CORP NEW | COM | 988858106 | 15,808 | 800,000 | SH | | SOLE | NONE | 800,000 |
| ZILOG INC | COM PAR $0.01 | 989524301 | 147 | 41,920 | SH | | SOLE | NONE | 41,920 |
| | | | | 366,086 | | | | | |

</TABLE>